EXHIBIT 107

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common Stock underlying Warrants (4)	3,185,337	$1.00	$3,185,337.00	$295.28
Common Stock (5)	3,344,930	$1.00	$3,344,930.00	$310.08
Total	6,530,267	$1.00	$6,530,267.00	$605.36

(1)

The shares of the Registrant’s common stock, $0.001 par value per share, being registered here under are being registered for sale by the selling stockholders named in the prospectus. Under Rule 416 of the Securities Act of 1933, as amended (the “Securities Act”), the shares being registered include such indeterminate number of common shares as may be issuable with respect to the shares being registered in this registration statement to prevent dilution from stock splits, stock dividends or other distribution, recapitalization or similar transactions that could affect the shares to be offered by the selling stockholders.

(2)

Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, using  the average of the high and low prices of the Registrant’s common stock as quoted on the OTCQX on June 30, 2022.

(3)	Calculated by multiplying the number of shares in each class to be registered by $0.0000927 (the “Fee Rate”)

(4)	Represents 3,185,337 shares issuable upon the exercise in full of warrants held by the Selling Stockholders (defined below).

(5)	Represents shares held by certain of the selling stockholders who have held the Company’s stock for at least two (2) or more years and the PIPE Investors (defined herein).